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12060868

SECU... ...SSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 29 2012

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCF Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~320 North Broad Street~~ 1041 Founders Row
(No. and Street)

~~Thomasville~~ Greensboro	Georgia	~~31792~~ 30642
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Kinnard 229-228-1802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1713 Mahan Drive	Tallahassee	Florida	32308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Debora Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCF Investments, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

CYNTHIA LEE CANFIELD NOTARY PUBLIC THOMAS COUNTY GEORGIA EXPIRES JAN. 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCF Investments, Inc.

Financial Statements

December 31, 2011


CRI
CARR
RIGGS &
INGRAM
CPAs and Advisors

LIMITED LIABILITY COMPANY

www.CRIcpa.com

CCF Investments, Inc.

Financial Statements

December 31, 2011

CCF Investments, Inc.
Table of Contents
December 31, 2011



Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, FL 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Management
CCF Investments, Inc.
Thomasville, Georgia

We have audited the accompanying statement of financial condition of CCF Investments, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCF Investments, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission required by **Rule 17a-5** under the **Securities Exchange Act of 1934** is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

The Schedule of Assessments and Payments to the Securities Investor Protection Corporation (Form SIPC-7) on pages 12 through 13, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 (e)(4) under the Securites Exchange Act of 1934. We have applied certain limited procedures, as enumerated within the Independent Accountants' Report on Applying Agreed-Upon Procedures. However, we did not audit the information and express no opinion on it.

Carr, Riggs & Ingram, LLC

February 24, 2012

CCF Investments, Inc.
Statement of Financial Condition

December 31,		2011
Assets		
Cash	$	125,526
Commissions receivable		176,054
Prepaid expenses		32,036
Equipment, net		14,178
Total assets	$	347,794
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	20,283
Commissions payable		163,690
Registration fees collected in advance		40,710
Total liabilities		224,683
Stockholder's equity		
Common stock, $1 par value, 1,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		247,701
Deficit		(174,590)
Total stockholder's equity		123,111
Total liabilities and stockholder's equity	$	347,794

The accompanying notes are an integral part of these financial statements.

CCF Investments, Inc.
Statement of Income

Year ended December 31,	**2011**
Revenues	
Commissions	$ 4,588,950
Other income	392,784
Total revenue	4,981,734
Expenses	
Employee and agent compensation and benefits	4,407,075
Insurance	126,879
Regulatory fees	64,274
Other expenses	397,090
Total expenses	4,995,318
(Loss) before income taxes	(13,584)
Provision for income taxes	2,915
Loss	$ (16,499)

The accompanying notes are an integral part of these financial statements.

CCF Investments, Inc.
Statement of Changes in Stockholder's Equity

	Common Stock				Additional Paid-in				Total Stockholder's
	Shares		Amount		Capital		Deficit		Equity
Balance at January 1, 2011	50,000	$	50,000	$	247,701	$	(158,091)	$	139,610
Loss	-		-		-		(16,499)		(16,499)
Balance at December 31, 2011	50,000	$	50,000	$	247,701	$	(174,590)	$	123,111

The accompanying notes are an integral part of these financial statements.

CCF Investments, Inc.
Statement of Cash Flows

Year ended December 31,		**2011**
Cash flows from operating activities:		
Loss	$	(16,499)
Adjustments to reconcile loss to net cash used in operating activities:		
Depreciation		1,165
(Increase) decrease in operating assets:		
Commissions receivable		(4,562)
Prepaid expenses		14,262
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses		(2,289)
Commissions payable		1,310
Registration and administration fees collected in advance		(5,794)
Net cash used in operating activities		(12,407)
Cash flows from investing activities:		
Purchase of equipment		(15,343)
Net cash used in investing activities		(15,343)
Net change in cash		(27,750)
Beginning cash		153,276
Ending cash	$	125,526

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

CCF Investments, Inc. (the Company) is an introductory broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a Georgia corporation that is a wholly-owned subsidiary of Capital Choice Financial Services, Inc. (parent).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements are presented on the accrual basis of accounting.

Commissions – Commissions are recorded on the trade-date basis as securities transactions occur.

Administration fees – Fees are collected from agents for errors and omissions insurance, compliance audits and fidelity bond. These fees are collected in advance and recognized as revenue during the year for which the corresponding expenses relate.

Cash – The Company does not collect or hold funds on behalf of customers. As such, the Company is exempt from maintaining a special account for the exclusive benefit of customers as required by rule 15c3-3(k)(2)(i) of the SEC.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Advertising – Advertising costs are expensed as incurred.

Allocation of expenses – The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Such differences result primarily from the net operating loss generated in prior years which will be carried forward to future years for income tax purposes.

Management estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Subsequent events have been evaluated through the date of the independent auditors' report.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable include amounts due from investment and insurance companies. Management considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts has been provided.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses consist of the following:

December 31,		2011
Errors and ommissions insurance	$	7,812
Fidelity bond		2,000
FINRA registrations		15,598
Other		6,626
Total prepaid expenses	$	32,036

NOTE 5 – EQUIPMENT - NET

Equipment, net consists of the following:

December 31,		2011
Equipment	$	33,545
Less accumulated depreciation		19,367
Equipment, net	$	14,178

Depreciation expense was $1,165 for 2011.

NOTE 6 – REGISTRATION FEES COLLECTED IN ADVANCE

FINRA registration fees collected from agents in advance totaled $40,710 at December 31, 2011.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $55,971 which was $40,791 in excess of its required net capital of $14,980. The Company's net capital ratio was 4.03 to 1.

NOTE 8 – INCOME TAXES

The Company utilizes the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

The income tax provision differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax accounting income primarily as a result of the Company's recording of a valuation allowance against the deferred tax asset resulting from incurred net losses as well as the utilization of outstanding net operating loss carryforwards.

Net deferred income taxes consist of the following:

December 31,		2011
Deferred tax assets	$	34,440
Valuation allowance		(34,440)
Net deferred income taxes	$	-

The valuation allowance decreased by $820 during 2011.

Federal operating loss carryforwards total approximately $168,423 and will expire in various years through 2027.

The provision for income taxes is for state income taxes totaling $2,915.

The federal income tax returns of the Company for 2008, 2009 and 2010 are subject to examination by the Internal Revenue Service, generally for three years after they were filed. All state income tax returns of the Company are subject to examination by the state authorities for the same timeframe.

NOTE 9 – COMMITMENTS

The Company finances its errors and omissions insurance through a premium finance agreement with the insurance carrier. The errors and omissions policy is effective for one year beginning December 20, 2011. Premiums related to this policy total $108,160. The Company paid $10,816 of the annual premium prior to December 31, 2011. The remaining balance of the premium is to be paid in nine monthly installments of $10,816 commencing January 20, 2012. The Parent has guaranteed the commitment.

NOTE 10 – SUBORDINATED DEBT

At December 31, 2011, the Company had no subordinated debt.

NOTE 11 – RELATED PARTIES

The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. At December 31, 2011, the Company did not owe the Parent for such expenses.



Supplementary Information

CCF Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission

December 31,		**2011**
Net capital		
Total stockholder's equity	$	123,111
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable (net of corresponding commission payable of $154,928)		21,126
Equipment, net		14,178
Prepaid expenses and other assets		32,036
Total deductions and/or charges		67,340
Net capital	$	55,771
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	20,283
Commissions payable		163,690
Registration fees collected in advance		40,710
Total aggregate indebtedness	$	224,683
Computation of basic net capital requirement		
Minimum net capital required	$	14,980
Excess net capital at 1,500 percent	$	40,791
Excess net capital at 1,000 percent	$	33,303
Ratio: aggregate indebtedness to net capital		4.03

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

See the Independent Auditors' Report.



Other Reports and Information



Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, FL 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by CCF Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CCF Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CCF Investments, Inc.'s management is responsible for the CCF Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no exceptions;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, LLC

February 24, 2012

CCF Investments, Inc.

Schedule of Assessment and Payments to the Securities Investor Protection Corporation (Form SIPC-7)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067027 FINRA DEC
C C F INVESTMENTS INC 16*16
320 N BROAD ST
THOMASVILLE GA 31792-5117

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Debora Wallace
229-228-1802

2. A.	General Assessment (item 2e from page 2)		$ 2658
B.	Less payment made with SIPC-6 filed (exclude interest)		(1392)
	Date Paid		
C.	Less prior overpayment applied		(—)
D.	Assessment balance due or (overpayment)		—
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		—
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1266
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1266	
H.	Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CCF Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of February, 20 12.

VP / FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

See Independent Accountants' Report on Applying Agreed Upon Procedures and Independent Auditors' Report.

CCF Investments, Inc.

Schedule of Assessment and Payments to the Securities Investor Protection Corporation (Form SIPC-7)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2011 and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,981,869
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	4,981,869
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3917,638
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest from Money Market Bank Acct. (Deductions in excess of $100,000 require documentation) Non-Securities	1062
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	3,918,700
2d. SIPC Net Operating Revenues	$ 1,063,169
2e. General Assessment @ .0025	$ 2658
	(to page 1, line 2.A.)

See Independent Accountants' Report on Applying Agreed Upon Procedures and Independent Auditors' Report.